

SEC Mail Processing Section

FEB 29 2016

Washington DC 409

16013390

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deutsche Bank Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiberio Massaro 212-250-0653
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We the undersigned officers and directors of Deutsche Bank Securities Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2015 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivables from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

Barry Bausano
Interim Chief Executive Officer

MARIE S. O'CONNOR
Notary Public, State of New York
No. 01-OC4864200
Qualified in New York County
Commission Expires January 16, 2019

Tiberio Massaro
Chief Financial Officer

MARIE S. O'CONNOR
Notary Public, State of New York
No. 01-OC4864200
Qualified in New York County
Commission Expires January 16, 2019

Anthony Stocchio
Chief Operations Officer

MARIE S. O'CONNOR
Notary Public, State of New York
No. 01-OC4864200
Qualified in New York County
Commission Expires January 16, 2019

Notary Public

Subscribed and sworn to before me

this 26th day of February 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5 and Regulation 1.16.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Deutsche Bank 

Deutsche Bank AG New York
60 Wall Street
New York, NY 10005-2858

February 26, 2016

U.S. Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 942-8088

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

Re: Submission of Audited Financial Statement of Deutsche Bank Securities Inc. ("DBSI") as Broker-Dealer (CRD # 02525) and Investment Advisor (SEC # 801-9638)

Dear Sir/Madam:

In compliance with applicable requirements, enclosed please find the following reports prepared by KPMG LLP following their audit of our books and records for the fiscal year ended December 31, 2015:

1. Confidential Certified Annual Financial Statements and Schedules for the year ended December 31, 2015 with Report of Independent Auditors, which pursuant to subparagraph (e)(3) of Rule 17a-5, should be deemed confidential.

2. Statement of Financial Condition for the year ended December 31, 2015 with Report of Independent Auditors, which we are authorizing for release, upon request, to the general public.

Should any additional information be needed, please feel free to contact Oscar Anota at (212) 250-4478.

Very truly yours,

Oscar Anota
Director



DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Deutsche Bank Securities Inc.:

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. and subsidiaries (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG, as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Deutsche Bank Securities Inc. and subsidiaries as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2016

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2015

(In millions, except share data)

Assets		
Cash and cash equivalents (includes cash equivalents at fair value of $56)	$	1,098
Cash and securities segregated for benefit of customers (includes securities at fair value of $7,901)		8,210
Collateralized agreements and financings:		
Securities purchased under agreements to resell (includes $15,999 at fair value)		31,769
Securities borrowed (includes $23,356 at fair value)		59,815
		91,584
Financial instruments owned, at fair value (includes securities pledged as collateral of $31,184)		36,397
Receivables:		
Customers		1,371
Noncustomers		15,094
Brokers, dealers, and clearing organizations		3,811
		20,276
Property, plant, and equipment (net of accumulated depreciation of $640)		545
Other assets (includes $204 of securities received as collateral at fair value)		2,215
Total assets	$	160,325
Liabilities and Stockholder's Equity		
Collateralized agreements and financings:		
Securities sold under agreements to repurchase (includes $20,303 at fair value)	$	63,857
Securities loaned (includes $555 at fair value)		32,713
		96,570
Payables:		
Customers		16,342
Noncustomers		583
Brokers, dealers, and clearing organizations		3,627
Loans		3,070
		23,622
Financial instruments sold, but not yet purchased, at fair value		18,508
Other liabilities (includes $204 of obligation to return securities as collateral at fair value)		3,670
Total liabilities		142,370
Commitments, contingencies and guarantees		—
Subordinated liabilities		6,723
Stockholder's equity:		
Common stock, par value $1.00 per share. 2,000 shares authorized, issued, and outstanding		—
Additional paid-in capital		14,521
Accumulated deficit		(3,289)
Total stockholder's equity		11,232
Total liabilities and stockholder's equity	$	160,325

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Deutsche Bank Securities Inc. (the Company) is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), a wholly owned subsidiary of DB USA Corporation (DBUSA), which is a direct, wholly owned subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company is registered as a securities broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), and futures commission merchant (FCM) with the Commodities Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the National Futures Association (NFA) and other self regulatory organizations.

In its capacity as a broker-dealer and FCM, the Company clears securities and derivatives products for its customers, affiliates or itself on various exchanges of which the Company is a member. The Company provides trade execution services for a broad range of domestic and international clients and provides securities brokerage and investment advisory services to private clients and institutions. The Company provides a variety of capital raising, market making and brokerage services for its government, financial institution and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Company is also a primary dealer in U.S. government securities.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Company's consolidated financial statements as well as its liquidity.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated statement of financial condition. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries and other entities in which the Company has a controlling financial

interest. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. The Company also consolidates any variable interest entities (VIEs) when it has determined that the Company has the power to direct activities of the VIE that most significantly impacts the VIE's economic performance or a right to absorb a majority of the VIE's expected losses, or expected residual returns, or both. All material intercompany transactions and balances have been eliminated in consolidation.

In the normal course of business, the Company's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

At December 31, 2015, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate such values. Assets and liabilities recorded at fair value include cash equivalents, financial instruments owned, financial instruments sold, but not yet purchased and certain collateralized agreements and financings. Assets and liabilities recorded at contractual amounts that approximate fair value include certain collateralized agreements and financings, other receivables and payables and subordinated liabilities. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid securities and interest-earning deposits with original maturities of three months or less.

(c) Cash and Securities Segregated for Benefit of Customers

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2), Regulation 30.7 and Regulation 4(d)(f) of the Commodity Exchange Act (CEA).

(d) Financial Instruments

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are reflected in the consolidated statement of financial condition at fair value on a trade-date basis.

(e) Other Financial Assets and Financial Liabilities at Fair Value

In addition to financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value, the Company has elected to account for certain of its other financial assets and financial liabilities at fair value under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 825-10 "*Fair Value Option*". The primary reasons for electing the fair value option are to reflect economic events in earnings on a timely basis, to mitigate volatility in earnings from using different measurement attributes and to address simplification and cost-benefit considerations. Such financial assets and financial liabilities accounted for at fair value include certain collateralized agreements and financings and the debt related to consolidated VIEs, if any.

(f) Fair Value Measurements

The fair value of financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See note 3 for further information about fair value measurements.

(g) Collateralized Agreements and Financings

Collateralized agreements and financings consist of the following:

Reverse Repurchase and Repurchase Agreements – securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are recorded at their contractual amounts. The Company's policy is to obtain possession or control of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

As noted above, certain reverse repurchase and repurchase agreements are carried in the consolidated statement of financial condition at fair value under the fair value option. Reverse repurchase and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are generally classified within Level 2 of the fair value hierarchy.

Securities Borrowed and Loaned – cash securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Non-cash securities loaned transactions are

recorded at the fair value of collateral received within other assets and other liabilities on the statement of financial condition. Collateral received or pledged for non-cash securities borrowed transactions are not recorded on the statement of financial condition. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Certain securities borrowed and loaned transactions are recorded at fair value under the fair value option. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy.

(h) Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2015, margin receivables and margin payables with the same customer are netted on the consolidated statement of financial condition in the amount of $12.7 billion. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

(i) Receivables and Payables – Noncustomers

Receivables from and payables to noncustomers include amounts due on cash and margin transactions of banks and broker dealers trading for their own account through the Company. These amounts represent transactions made predominantly with affiliates. Securities owned by noncustomers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

(j) Payables – Loans

Loans payable are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. These loans are predominantly made with affiliates.

(k) Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(l) Share-Based Compensation

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. The cost of employee services received in

exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with ASC Topic 718 "*Share Based Payments*".

(m) Exchange Memberships

Exchange memberships are recorded at cost, less impairment, and are included in other assets on the accompanying consolidated statement of financial condition.

(n) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years. Buildings are depreciated on a straight-line basis over their estimated remaining useful lives of 26 years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

(o) Income Taxes

The results of the Company's operations are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Deutsche Bank AG New York Branch (DBNY). In addition, the Company files tax returns in certain states on a stand-alone basis. Pursuant to a tax sharing agreement, income taxes are computed on a separate company basis and the Company is reimbursed on a current basis by an affiliate of DBNY for the value of any federal taxable losses of the Company.

The Company provides for income taxes on all transactions that have been recognized in the consolidated statement of financial condition in accordance with ASC Topic 740, "*Income Taxes*". Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets and liabilities are included in other assets and liabilities, respectively, on the consolidated statement of financial condition.

(p) Variable Interest Entities

VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE.

(q) Related Party Transactions

The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions include collateralized financing transactions, prime brokerage services, derivatives clearing, trading management services, advisory services, charges for operational support and the borrowing and lending of funds. These transactions are primarily short-term in nature and are entered into in the ordinary course of business.

(r) Recent Accounting Developments

Revenues (Topic 606) from Contracts with Customers. In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *"Revenue Recognition from Contracts with Customers"*. The amendments in this ASU affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The ASU's core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU will replace most of the existing revenue recognition guidance under US GAAP. During 2015, the FASB issues ASU 2015-14 – Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. This ASU deferred the effective date of Update 2014-09 to annual reporting periods beginning after December 15, 2017 (a one year deferral). The Company is currently assessing the impact of this ASU.

Compensation – Stock Compensation (Topic 718) - Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. In June 2014, the FASB issued ASU 2014-12, *"Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period"*. The amendments in this ASU require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and

after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. This ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Adoption of this ASU is not expected to have a material impact on the Company's financial condition.

Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. In November 2015, the FASB issued ASU 2015-17 Income Taxes (Topic 740), *"Balance Sheet Classification of Deferred Taxes"* to simplify the presentation of deferred income taxes. The ASU requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial condition. The amendments in this Update apply to all entities that present a classified statement of financial condition. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. The amendments in this Update will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards (IFRS). IAS 1, *Presentation of Financial Statements,* requires deferred tax assets and liabilities to be classified as noncurrent in a classified statement of financial condition. The amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Adoption of this ASU is not expected to have a material impact on the Company's financial condition.

Consolidation (Topic 810) - Amendments to the Consolidation Analysis. In February 2015, the FASB issued ASU 2015-02, *"Consolidation"*. The amendments in this ASU are intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships and securitization structures. The new standard changes the way reporting entities evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a VIE, and (c) variable interests in VIE held by related parties of the reporting entities require the reporting entity to consolidate the VIE. This ASU is effective for the annual reporting periods beginning after December 15, 2015 and interim periods within that reporting period. Adoption of this ASU is not expected to have a material impact on the Corporation's financial condition.

Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). In May 2015, the FASB issued ASU 2015-07, *"Fair Value Disclosure for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)."* The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain

disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This ASU is effective for the annual reporting periods beginning after December 15, 2015 and interim periods within that reporting period. A reporting entity should apply the amendments retrospectively to all periods presented. Adoption of this ASU is not expected to have a material impact on the Company's financial condition.

(3) Fair Value Measurements

ASC 820 (Fair Value Measurement and Disclosures) defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard also prioritizes the inputs to valuation techniques used to measure fair value based on whether such inputs are observable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Quoted prices for identical instruments in active markets.

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

The hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuation where possible. The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Credit risk is an essential component of fair value. Cash products (e.g., bonds) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Company manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Financial instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Instruments classified within Level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Company holds a large position and a sale could possibly impact the quoted price. Certain financial instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Level 3 valuations are generally based on pending transactions, subsequent financing of issuer or comparable issuer and/or pricing models that generally includes at least one significant unobservable input involving management assumption such as property type differences, cash flows, performance, and other input.

The transaction price is typically used as the initial best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception links to the transaction price. This valuation is adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence where available. In the absence of such evidence, management's best estimate is used.

Management judgment is required to value financial instruments classified within Level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for financial instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Company's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of financial instruments included within Level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

(Continued)

The following are the different types of the Company's financial instruments and their related classification in the fair value hierarchy:

U.S. Treasury securities

U.S. Treasury bills, notes and bonds are classified as Level 1 of the fair value hierarchy and are valued based on quoted market prices in active markets. Treasury strips are generally categorized as Level 2 of the fair value hierarchy as they are typically valued based on pricing sources with reasonable level of price transparency or derived from a treasury curve.

U.S. Government agency obligations

U.S. Government agency obligations comprise three main categories consisting of agency-issued debt, agency mortgage pass-through securities, and agency collateralized mortgage obligation (CMOs). Actively traded and quoted U.S. government agency obligations are generally categorized in Level 1 of the fair value hierarchy while less actively traded US government agency obligations, whereby the fair values are based upon model derived prices to quoted market prices and trade data for identical or comparable securities, are generally categorized as Level 2 of the fair value hierarchy. While agency-issued debt can be either Level 1 or Level 2 depending upon how they are valued (i.e., quoted prices versus model derived), agency mortgage pass through securities and agency CMOs, are valued based on broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and are generally categorized as Level 2.

Other mortgage-backed securities

Private label mortgage-backed securities are valued based on price or spread data obtained from observed transactions when position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models may be deployed to perform the valuation.

Private label mortgage-backed securities are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Asset-backed securities

Asset-backed securities include, but are not limited to; securities backed by auto loans, credit card receivables, aircraft loans and student loans and are generally categorized within Level 2 of the fair value hierarchy. Valuations were determined using the Company's own trading activities for identical or similar

(Continued)

instruments. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Other debt securities

Other debt securities consist mainly of corporate bonds (including High Yield bonds). Corporate bonds that are measured primarily based on pricing data from observed market transactions of comparable size adjusted for bond or credit default swap spreads are generally classified as Level 2. If pricing or spread data is not available, valuation techniques (i.e., cash flow models) with unobservable inputs are used and the securities are classified as Level 3.

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are categorized as Level 1. Exchange-traded funds are classified as Level 1 if valuation is based upon prices from exchanges and Level 2 if valuation is based upon the fund's net asset value.

Non-exchange traded equity securities (i.e., private equity) are measured primarily using valuation prices observed through market comparables and are categorized within Level 3 of the fair value hierarchy.

Money market funds

Money market funds are generally valued based on quoted prices. Those prices obtained from active markets would be classified as Level 1. Remaining positions that are quoted in less active markets or are model based with observable market inputs are generally classified as Level 2.

State and municipal bond obligations

State and municipal bonds are generally valued based on the independent prices obtained from third party evaluated services. Where prices of recently executed market transactions of similar securities and of comparable size are easily observed, those are taken into consideration for arriving at the fair value. When independent prices are available for state and municipal bonds, these are categorized as Level 2 of the fair value hierarchy. If independent prices are not available, these are categorized as Level 3.

Derivatives

Derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the

exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within Level 1 of the fair value hierarchy.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within Level 3 of the fair value hierarchy. Where the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is based on the transaction price. The valuations of these less liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Subsequent to initial recognition, the Company updates the Level 1 and Level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Company cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

(a) Recurring Fair Value Measurements

The following table sets forth by level within the fair value hierarchy financial instruments owned, at fair value, including those pledged as collateral, financial instruments sold, but not yet purchased, at fair value and other financial assets and financial liabilities accounted for at fair value on a recurring basis and under the fair value option as of December 31, 2015 (in millions). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Gross Amount	Counterparty netting	Total
Assets:						
Cash equivalents	$ 56	—	—	56	—	56
Securities segregated for benefit of customers	1,650	6,251	—	7,901	—	7,901
Collateralized agreements and financings	—	56,479	—	56,479	(17,124)	39,355
Financial instruments owned						
U.S. Treasury securities	10,696	3,319	—	14,015	0	14,015
U.S. government agency obligations	—	9,968	—	9,968	0	9,968
Other mortgage backed securities	—	1,712	25	1,737	0	1,737
Asset backed securities	—	1,676	24	1,700	0	1,700
Other debt securities	—	2,686	21	2,707	0	2,707
Equities	4,454	22	39	4,515	0	4,515
Money market funds	—	6	—	6	0	6
State and municipal bond obligations	—	329	155	484	0	484
Derivatives:						
Interest rate contracts	—	235	155	390		
Credit contracts	—	1,718	—	1,718		
Equity contracts	1,568	35	6	1,609		
Forward contracts	33	12	—	45		
Total derivatives	1,601	2,000	161	3,762	(2,497)	1,265
Total financial instruments owned	16,751	21,718	425	38,894	(2,497)	36,397
Securities received as collateral (included in other assets)	—	204	—	204	0	204
Total recurring fair value measurements	$ 18,457	84,652	425	103,534	(19,621)	83,913

	Level 1	Level 2	Level 3	Gross Amount	Counterparty netting	Total
Liabilities:						
Collateralized agreements and financings	$ —	36,584	1,398	37,982	(17,124)	20,858
Financial instruments sold, not yet purchased:						
U.S. Treasury securities	10,849	300	—	11,149	—	11,149
U.S. government agency obligations	—	570	—	570	—	570
Asset backed securities	—	5	—	5	—	5
Other debt securities	—	1,337	19	1,356	—	1,356
Equities	4,564	—	—	4,564	—	4,564
Derivatives:						
Interest rate contracts	—	193	21	214		
Credit contracts	—	1,718	—	1,718		
Equity contracts	1,320	38	9	1,367		
Forward contracts	43	19	—	62		
Total Derivatives	1,363	1,968	30	3,361	(2,497)	864
Total financial instruments sold, not yet purchased	16,776	4,180	49	21,005	(2,497)	18,508
Obligation to return securities as collateral (included in other liabilities)	—	204	—	204	—	204
Total recurring fair value measurements	$ 16,776	40,968	1,447	59,191	(19,621)	39,570

During the year ended December 31, 2015, the Company transferred certain equity contracts from Level 2 to Level 1 due to a change in methodology in defining an active market based upon liquidity of the product. As a result, listed options under this category that are within a range of 80% to 120% of the strike price coupled with an expiration date of less than six months were deemed Level 1, which were previously classified as Level 2. Due to this change, $811.1 million in fair value of equity contracts included in financial instruments owned and $631.0 million in fair value of equity contracts included in financial instruments sold, not yet purchased were transferred from Level 2 to Level 1 for the year ending December 31, 2015.

There were no other material transfers between Level 1 and Level 2 during the year ended December 31, 2015.

(Continued)

(b) Level 3 Financial Assets/Financial Liabilities

The table below presents the (1) valuation techniques and the nature of significant inputs generally used to determine the fair values of each type of level 3 financial asset/financial liability (in millions) and (2) the ranges of significant unobservable inputs used to value the Company's Level 3 financial assets/financial liabilities. These ranges represent the significant unobservable inputs that were used in the valuation of each type of financial asset/financial liability. The ranges of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one type of financial asset/financial liability. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Company's Level 3 financial assets/financial liabilities.

	Level 3 at December 31, 2015					
	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range	
Collateralized agreements and financings	$ -	1,398	Market comparables	Repurchase agreement rate (bps*)	125	277
Financial instruments owned:						
Other mortgage backed securities	25	-	Discounted cash flow	Credit spread (bps*)	370	1700
			Discounted cash flow	Price (%)	0%	10%
Asset backed securities	24	-	Discounted cash flow	Credit spread (bps*)	734	734
			Discounted cash flow	Yield (%)	12%	20%
			Market Comparables	Price (%)	0%	100%
Other debt securities	21	19	Discounted cash flow	Yield (%)	15%	15%
			Discounted cash flow	Price (%)	0%	106%
Equities	39	-	Market comparables	Price (%)	0%	22%
			Market comparables	Stock Volatility	10	97
Derivitives:						
Interest rate contracts	155	21	Discounted cash flow	Constant prepayment rate (%)	4%	18%
			Discounted cash flow	Constant default rate (%)	2%	6%
Equity contracts	6	9	Market comparables	Stock Volatility	10	97
State and municipal bond obligations	155	-	Price based	Price (%)	80%	110%
	$ 425	$ 1,447				

* basis points

The price input is a significant unobservable input for certain fixed income instruments. For these instruments, the price input is based upon a percentage of the notional amount with a price of 100 percent being at par value and the fair value is determined using pricing data for comparable instruments. Securities that have embedded features and/or high coupons may be priced higher than par. The price input is also a significant unobservable input for certain equity securities with the range of inputs varying depending upon the type, number of shares, and other factors.

The yield comprises of a benchmark reference index depending on the asset being assessed, and a credit spread that reflects the credit quality of the exposure.

Credit spread is relevant for fixed income and credit instruments with the ranges for the credit spread input varying across instruments.

The constant prepayment rate is a significant unobservable input for certain interest rate contracts that are prepayment driven and have amortizing features.

The constant default rate represents the percentage of outstanding principal balances in a pool that are in default and typically associated with collateralized products.

Stock volatility is a variable in option pricing formulas showing the extent to which the return of the underlying asset will fluctuate between the balance sheet date and the option's expiration date.

The repurchase agreement rate is the annualized rate derived from transactions where two parties agree to buy or sell at pre-determined present and future prices.

The table below presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis (in millions). Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below do not reflect the related realized or unrealized gains and losses on hedging instruments that have been classified by the Company within the Level 1 and/or Level 2 categories. Additionally, both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

		Beginning Balance	Realized Gains (Losses)	Unrealized Gains (losses)	Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	Ending Balance
Assets:											
Financial instruments owned:											
Other mortgage backed securities	$	104	(4)	(18)	-	(27)	-	(16)	-	(14)	25
Asset backed securities		72	-	(4)	-	-	13	(57)	-	-	24
Other debt securities		604	-	2	1	(127)	13	(234)	-	(238)	21
Equities		15	-	2	29	(7)	-	-	-	-	39
Derivatives:											
Interest rate contracts		169	89	(21)	4	-	-	-	-	(86)	155
Equity contracts		-	-	-	6	-	-	-	-	-	6
State and municipal bond obligations		130	-	-	27	-	52	(54)	-	-	155
Total financial instruments owned		1,094	85	(39)	67	(161)	78	(361)	-	(338)	425
Total recurring fair value measurements	$	1,094	85	(39)	67	(161)	78	(361)	-	(338)	425
Liabilities:											
Collateralized agreements and financings	$	1,264	-	8	-	-	-	-	579	(453)	1,398
Financial instruments sold, not yet purchased:											
Other debt securities		49	-	-	-	(43)	13	-	-	-	19
Derivatives:											
Interest rate contracts		9	(3)	9	10	-	-	-	-	(4)	21
Equity contracts			-		9		-	-	-	-	9
Total financial instruments sold, not yet purchased:		58	(3)	9	19	(43)	13	-	-	(4)	49
Total recurring fair value measurements	$	1,322	(3)	17	19	(43)	13	-	579	(457)	1,447

In the above table, transfers in and out of Level 3 are primarily due to changes in the availability of external market quotes whereby the Company can derive valuation inputs. In addition, transfers out of Level 3 are due to reduced sensitivity to changes in interest rates and credit and liquidity spreads as instrument maturity dates approach.

(c) Financial Instruments Not Measured at Fair Value

Certain of the Company's financial assets and liabilities, such as various collateralized agreements and financings, are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

The fair value represents management's best estimate of fair value based on a number of assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization. For longer term debt such as subordinated liabilities, the Company uses carrying value as a best estimate of fair value given that the interest rates on such debt resets to market rates at regular and frequent intervals. For other longer term interest bearing payables, as a practical expedient, the Company uses carrying value as an estimate of fair value.

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value (in millions). The table excludes all non-financial instruments such as property, plant and equipment, tax assets and liabilities, and estimated accruals and provisions.

		Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:						
Cash	$	1,042	1,042	—	—	1,042
Cash and securities segregated for benefit of customers		309	140	169	—	309
Collateralized agreements and financings (1)		52,229	—	52,229	—	52,229
Receivables:						
Customers		1,371	—	1,371	—	1,371
Noncustomers		15,094	—	15,094	—	15,094
Brokers, dealers, and clearing organizations		3,811	—	3,811	—	3,811
Other assets		1,485	14	1,471	—	1,485
Liabilities:						
Collateralized agreements and financings (1)	$	75,712	—	75,712	—	75,712
Payables:						
Customers		16,342	—	16,342	—	16,342
Noncustomers		583	—	583	—	583
Brokers, dealers, and clearing organizations		3,627	—	3,627	—	3,627
Loans		3,070	—	1,913	1,157	3,070
Other liabilities		555	—	555	—	555
Subordinated liabilities		6,723	—	6,723	—	6,723

(1) Includes netting under ASC 210-20 of $6.7 billion

(d) Fair Value Option

The Company elected the fair value option for certain portfolios of collateralized agreements and financings. The election was made as the particular portfolios are risk-managed and reported for internal purposes on a mark-to-market basis. These portfolios are traded to make profits from movements in interest rates and the traders' performances are assessed on this basis. The portfolios are priced to related market interest rates according to the collateral type and duration of the contract. The net present value is calculated daily and is based on changes in certain market curves and spreads.

(e) Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivative contracts may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies, or indices.

Substantially all of the Company's derivative transactions are entered into for trading purposes, to facilitate customer transactions, or as a means of risk management of firm inventory positions. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. The Company does not apply hedge accounting under ASC Topic 815, *"Derivatives and Hedging"*, to any of its derivative contracts.

The following table sets forth the fair value and the number of the Company's derivative contracts by major product type on a gross basis as of December 31, 2015. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in millions):

			Notional amount		
Derivative contract type	**Derivative assets**	**Derivative liabilities**	**Exchange-traded**	**OTC**	**Total**
Interest rate contracts	$ 390	214	-	22,209	22,209
Credit contracts	1,718	1,718	-	28,558	28,558
Equity contracts	1,609	1,367	138,498	2,005	140,503
Futures contracts	-	-	18,206	-	18,206
Forward contracts	45	62	8,993	9,271	18,264
Subtotal	3,762	3,361	165,697	62,043	227,740
Counterparty netting (1)	(2,497)	(2,497)			
Total fair value	$ 1,265	864			

(1) Represents the netting of receivable balances with payable balances for the same counterparty pursuant to ISDA agreements.

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

The Company generally enters into International Swaps and Derivative Association, Inc. (ISDA) master netting agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Company requires collateral, generally cash or securities in connection with its derivative transactions.

The following table presents information about the offsetting of derivative instruments and related collateral amounts (in millions). For information related to offsetting of collateralized agreements and financings, see note 4.

	Gross Amounts	Amounts Offset in the Statement of Financial Condition (1)	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged (Including Cash)	Net Amount (2)
Derivatives assets	$ 3,762	(2,497)	1,265	(1,006)	259
Derivatives liabilities	$ 3,361	(2,497)	864	(764)	100

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.
(2) Includes amounts subject to enforceable master netting agreements that have not met the requirements for offsetting in accordance with applicable accounting guidance. Also includes amounts that are eligible for offsetting to the extent an event of default has occurred and a legal opinion supporting enforceability of the right of offset has been obtained.

Derivative assets reflected above are subject to credit risk which arises from the failure of a counterparty to perform according to the terms of the contract.

Credit Derivatives – the Company enters into credit derivatives, principally through credit default swaps (CDS), under which it provides counterparties protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company's counterparties are affiliate banks. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of December 31, 2015 (in millions):

Credit ratings of the reference obligation		Protection sold – Maximum potential payout/notional – Years to maturity: Less than 1	1 – 5	Over 5	Total	Fair value liability (1)
Single-name credit default swaps:						
AA+	$	—		10	10	—
AA		—	5	—	5	—
A+		—	3	4	7	—
A-		—	—	5	5	—
BBB+		—	8	10	18	—
BBB-		—	3	—	3	—
Noninvestment grade		171	33	76	280	(42)
		171	52	105	328	(42)
Multi-name credit default swaps:						
Noninvestment grade	$		1,328	12,587	13,915	(1,570)
		—	1,328	12,587	13,915	(1,570)
Total protection sold	$	171	1,380	12,692	14,243	(1,612)

(1) Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The maximum potential amounts of future payments under credit derivatives contracts are based on the notional value of credit derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience. In addition, the maximum amount of future payments for credit protection sold has not been reduced for any cash collateral paid to counterparties. Payments under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that relates to credit exposures only is not practical.

Single-name and multi-name credit default swaps – A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium (typically quarterly) over the life of the contract and is protected for the period. The Company in turn will have to perform under a credit default swap if a credit event as defined under the contract occurs. Typical credit events include bankruptcy, dissolution, or insolvency of the referenced entity; failure to pay; the obligations of the referenced entity and restructuring of the obligations of the referenced entity. In order to provide an indication of the current payment status or performance risk of the credit default swaps, the external credit ratings, primarily Moody's credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Total return swaps – a total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Purchased credit protection – for single-name and multi-name credit default swaps and total return swaps, the Company has purchased protection with a notional amount of $14.3 billion, compared with a notional amount of $14.2 billion of credit protection sold with identical underlying reference obligations. The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Company may also recover amounts on the underlying reference obligation delivered to the Company under credit default swaps where credit protection was sold.

For the Company's OTC derivative contracts that are with related parties, there are no credit-risk-related contingent features in these contracts with provisions that require the Company to either settle immediately, or post additional collateral if its credit rating, or the credit rating of its affiliates, is downgraded.

(4) Securities Pledged as Collateral and Obligations to Return Collateral

The Company pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in financial instruments owned, at fair value on the consolidated statement of financial condition.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the consolidated statement of financial condition, representing the securities received, and a liability for the same amount,

representing the obligation to return those securities. At December 31, 2015, included in other assets and other liabilities on the accompanying consolidated statement of financial condition was $204.2 million resulting from these transactions.

At December 31, 2015, the Company has received collateral of $63.2 billion and $83.1 billion under agreements to resell and securities borrowed, respectively, of which $56.4 billion and $74.0 billion, respectively, has been re-pledged as collateral for repurchase transactions, securities lending transactions, to meet margin requirements at clearing organizations and to facilitate short sales of customers, noncustomers and the Company. Collateral received under non-cash securities borrowed transactions includes collateral of $23.7 billion that is not reflected in the consolidated statement of financial condition.

At December 31, 2015 in the normal course of business, the Company was in possession of collateral in the amount of $76.7 billion and $45.7 billion from customers and noncustomers, respectively, of which $9.3 billion and $31.2 billion, respectively, has been pledged for securities lending transactions, repurchase transactions and to facilitate short sales of customers, noncustomers and the Company.

Reverse repurchase and repurchase balances with common counterparties are reported net by counterparty, when applicable, pursuant to the provisions of ASC Subtopic 210-20, "*Offsetting*", with the respective interest receivables and payables also being reported net by counterparty. At December 31, 2015, the Company's reverse repurchase and repurchase balances reflected approximately $23.8 billion of netting pursuant to ASC Subtopic 210-20.

Securities borrowed and securities loaned balances with common counterparties are reported net by counterparty when these contracts have explicit maturity dates, pursuant to the provisions of ASC 210-20. At December 31, 2015, the Company's securities borrowed and securities loaned balances reflected approximately $48.4 million of netting pursuant to ASC Subtopic 210-20.

The following table presents information about the offsetting of these instruments and related collateral amounts (in millions). For information related to offsetting of derivatives, see note 3(e).

		Gross Amounts	Amounts Offset in the Statement of Financial Condition (1)	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged (2)	Net Amount (3)
Assets						
Collateralized agreements and financings						
Securities purchased under agreements to resell	$	55,558	(23,789)	31,769	(31,769)	—
Securities borrowed		59,863	(48)	59,815	(58,140)	1,675
Total		115,421	(23,837)	91,584	(89,909)	1,675
Liabilities						
Collateralized agreements and financings						
Securities sold under agreements to repurchase	$	87,646	(23,789)	63,857	(63,857)	—
Securities loaned		32,761	(48)	32,713	(32,284)	429
Total		120,407	(23,837)	96,570	(96,141)	429

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance. There are no amounts which were eligible for netting pursuant to ASC Subtopic 210-20 that the Company did not net.
(2) Collateral received or pledged represents securities received or pledged and does not consist of any cash collateral.
(3) Includes amounts subject to enforceable master netting agreements that have not met the requirements for offsetting in accordance with applicable accounting guidance. Also includes amounts that are eligible for offsetting to the extent an event of default has occurred and a legal opinion supporting enforceability of the right of offset has been obtained.

The Net Amount presented in the preceding table is not intended to represent the Company's actual exposure to credit risk as a variety of credit risk strategies are employed in addition to offsetting and collateral arrangements.

In accordance with ASC Subtopic 860-30, "*Secured Borrowing and Collateral*", $38.5 billion of U.S. government and corporate securities are pledged as collateral under repurchase agreements which the counterparty is permitted to sell or re-pledge. Additionally, $47.1 billion of U.S. government and corporate securities have been pledged as collateral under agreements to repurchase for which the counterparty does not have the right to sell or re-pledge.

In accordance with ASU Topic 860, *"Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures"*, the following table sets forth a disaggregation of the gross obligation of

collateralized financings by type of collateral with the remaining maturities of such financings (in millions).

		Remaining Contractual Maturity of the Agreements				
		Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase						
US Treasury and agency securities	$	59,354	15,293	725	1,900	77,272
State and municipal securities		305	-	-	-	305
Asset-backed securities		567	-	-	-	567
Other debt securities		1,610	34		32	1,676
Equity securities		4,285	-	700	-	4,985
Other mortgage-backed securities		2,521	250	-	10	2,781
Other		60	-	-	-	60
Total		68,702	15,577	1,425	1,942	87,646
Securities loaned						
US Treasury and agency securities		779	-	-	-	779
State and municipal securities		1	-	-		1
Other debt securities		1,601	-	-	-	1,601
Equity securities		30,372	-	-	-	30,372
Other		8	-	-	-	8
Total		32,761	-	-	-	32,761
Total collateralized financings	$	101,463	15,577	1,425	1,942	120,407
Gross amount of recognized liabilities for securities sold under agreements to repurchase and securities loaned in preceding table						120,407
Amounts related to agreements not included in offsetting disclosures in preceding table						-

(Continued)

(5) Variable Interest Entities

In connection with its underwriting and market making activities, the Company purchases and sells variable interests in VIEs that comprise primarily mortgage-backed and asset-backed securities issued by third party-sponsored VIEs. In addition, the Company may also underwrite and hold securities issued by VIEs that are created by an affiliate of the Company in connection with the affiliate's securitization activities.

VIE Consolidation Analysis

The Company consolidates VIEs for which it is the primary beneficiary. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders, (ii) the VIE's capital structure, (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE, (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and (vi) related party relationships. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events. The Company reassesses its determination of whether the Company is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Company's assessment.

Nonconsolidated VIEs

The Company's variable interests in VIEs include debt securities and other financial instruments issued by third party-sponsored VIEs of which the Company determined it is not the primary beneficiary. Therefore, the Company is not required to consolidate these VIEs. The Company's exposure to loss as a result of its involvement is generally limited to its interests in these VIEs. The following table sets forth (in millions) the carrying amounts of variable interests held in nonconsolidated VIEs and the Company's maximum exposure to loss.

	Fair value of variable interests held	Maximum exposure of debt interests
Commercial mortgages	$ 1,801	$ 1,801
Asset backed securities	624	624
Collateralized debt obligations	950	950
	$ 3,375	$ 3,375

The carrying values of variable interests in nonconsolidated VIEs in the preceding table are included in financial instruments owned, at fair value, in the consolidated statement of financial condition. The Company's maximum exposure to loss presented in the preceding table does not reflect the effect of economic hedges that are held to mitigate the risks associated with these variable interests. In addition, the Company has not provided any other support to the VIEs during the year that was not previously contractually required.

Consolidated VIEs

As of December 31, 2015, the Company did not consolidate any VIEs as the Company was not the primary beneficiary.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2015 consist of the following (in millions):

	Receivable	Payable
Securities failed to deliver/receive	$ 1,278	1,401
Receivable from clearing broker	51	—
Receivable from/payable to clearing organizations	2,430	1,965
Other	52	261
	$ 3,811	3,627

Receivable from clearing organizations primarily comprises receivables for unsettled trades on a net basis. In addition, the Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis, the receivable for which is included in receivable from clearing broker.

(7) Payables – Loans

In April 2015, the Company terminated the committed portion of the bank loan facility it maintains whereby it may borrow funds on an unsecured basis from the Bank at various rates approximating the Federal Funds rate of interest. A fee had been charged to the Company at a rate of .43% of the committed facility.

At December 31, 2015, all but $1.2 billion of the Company's borrowings, aggregating $3.1 billion, which are included in payables-loans in the accompanying consolidated statement of financial condition are with affiliates and are unsecured. At December 31, 2015, the weighted average interest rate on these borrowings is 2.59%. In addition, $1.9 billion of the borrowings are overnight or short-term.

(8) Other Assets and Other Liabilities

The significant components of the Company's other assets as of December 31, 2015 are as follows (in millions):

Receivables from affiliates	$	540
Current income tax receivable		484
Investment in unconsolidated subsidiary		357
Accrued interest and dividends receivable		213
Securities received as collateral under ASC Subtopic 860-30, at fair value		204
Employee deferred compensation plan assets		112
Syndicate receivables		101
Other		204
	$	2,215

The significant components of the Company's other liabilities as of December 31, 2015 are as follows (in millions):

Accrued compensation and benefits	$	1,159
Payables to affiliates		416
Accrued operating expenses		395
Obligation to return securities received as collateral under ASC Subtopic 860-30, at fair value		204
Accrued interest and dividends payable		152
Current income tax liability		55
Other		1,289
	$	3,670

(9) Related-Party Transactions

The Company is involved in significant financing and other transactions, and has significant related-party balances with certain of its affiliates. Related party financing transactions are also discussed in notes 7 and 15.

Related-Party Assets and Liabilities

The following table sets forth assets and liabilities with related parties as of December 31, 2015 (in millions):

Assets:		
Cash and cash equivalents	$	938
Cash and securities segregated for benefit of customers		120
Securities purchased under agreements to resell		19,685
Securities borrowed		6,996
Financial instruments owned, at fair value		218
Receivable from customers		610
Receivable from noncustomers		15,089
Receivable from brokers, dealers, and clearing organizations		885
Other assets		1,337
	$	45,878

Liabilities:		
Securities sold under agreements to repurchase	$	37,421
Securities loaned		29,765
Payable to customers		1,691
Payable to noncustomers		576
Payable to brokers, dealers, and clearing organizations		175
Payables – loans		1,899
Financial instruments sold, but not yet purchased, at fair value		23
Other liabilities		708
Subordinated liabilities		6,723
	$	78,981

(10) Off Balance Sheet Risk and Concentrations of Credit Risk

(a) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk arising from changes in interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held; absolute and relative market rates; as well as volatilities and liquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual exercise price also affects the level of market risk. The Company manages market risk through a market risk management framework, policies, limits, management information systems and reporting. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. As an independent risk function, Market Risk Management (MRM) implements the framework to systemically identify, assess, monitor and report the Company's market risk and to support effective management and mitigation. In this capacity, MRM works closely with risk takers in the business units and other control and support groups to ensure that the business units optimize the risk/reward relationship and do not expose the Company to unacceptable losses outside of the Company's risk appetite.

(b) Credit Risk

The Company acts as a dealer of securities in the global capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to

the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

For derivative products, credit risk exposure is measured based on mark-to-market values instead of the notional amounts which are not representative of the associated credit risk. The credit risk associated with exchange-traded futures & options (F&O) contracts and cleared OTC positions is largely mitigated as they are cleared by a central clearing counterparty (CCP). Exchange traded F&O require the daily settlement of changes in mark-to-market values, while the changes in mark-to-market values of cleared OTC positions are met with variation margin on a daily basis. For both exchange traded F&O and cleared OTC exposures, initial margin posted to the CCP is a potential source of credit risk. Uncleared or bilaterally settled derivative transactions are negotiated contractual commitments possessing greater exposure to counterparty credit risk.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Company regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Company monitors credit risk on both an individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

(c) Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems and personnel or from external events. Operational risk includes legal risk but excludes business and reputational risk.

Operational risks may disrupt the Company's businesses which face risk arising from errors, inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted. The Company's businesses are

highly dependent on the ability to process, on a daily basis, a large number of transactions across numerous and diverse markets, placing heavy reliance on the Company's financial, accounting and other data processing systems. If any of these systems do not operate properly, or are disabled, the Company could suffer financial loss, a disruption of its businesses, liability to clients, regulatory intervention and \ or reputational damage. Manual processes to supplement the current systems environment are also considered as a factor when reviewing operational risk.

While contingency plans are in place, the Company's ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports its businesses and the communities in which they are located. This may include a disruption due to terrorist activities, disease pandemics, as well as disruptions involving electrical, communications, transportation or other services used by the Company or counterparts with whom the Company conducts business.

(11) Commitments and Contingencies

(a) Commitments

Underwriting Commitments – in the normal course of business, the Company enters into underwriting transactions. There were no commitments relating to such underwritings open at December 31, 2015.

Letters of Credit – the Company has $750.0 million of uncommitted facilities with external banks permitting borrowing on an unsecured basis. As of December 31, 2015, $201.0 million of this facility was utilized for letters of credit posted as margin to clearing organizations and none was utilized for other operational purposes.

Forward Secured Financings – the Company had commitments to enter into forward secured financing transactions, including certain reverse repurchase agreements of $2.5 billion and repurchase agreements of $24.6 billion as of December 31, 2015.

Customer Margin Financing – the Company's prime brokerage business enters into term margin agreements with selected customers covering the Company's collateralized margin lending activities. Term margin agreements are formal conditional commitments between the Company and the customer whereby the Company agrees not to change the terms of its agreement without providing a specific notice period. At December 31, 2015, the Company did not have an obligation to its customers to fund incremental debit balances of their accounts above the current debit balance amounts.

Leases – the Company has entered into various non-cancelable lease agreements for premises and equipment that expire through 2024. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 31, 2015 are presented below (in millions):

Year ending:		
2016	$	11.1
2017		9.3
2018		8.1
2019		8.1
2020		8.0
2021 and thereafter		21.1
Total	$	65.7

Other Commitments – The Company has committed, subject to satisfaction of certain terms and conditions, to provide back-stop support of up to $337.0 million for any unsubscribed shares related to a securities offering issued by Ovation Acquisition I, LLC in connection with a Plan of Reorganization and exit from bankruptcy. Subject to certain contractual conditions and extensions, the back-stop support is expected to expire no later than November 2016. In addition, other compensation related commitments of the Company totaled $42.5 million as of December 31, 2015.

(b) Contingencies

The Company operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Company is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business that claim substantial damages.

In accordance with ASC 450, "*Loss Contingencies*", the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these matters and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

For the Company's significant matters where an estimate can be made, the Company currently estimates that, as of December 31, 2015, the aggregate future loss, which is considered to be reasonably possible is approximately $658.9 million. This figure includes contingent liabilities on matters where the Company's potential liability is joint and several and where the Company expects any such liability to be paid by a third party.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Company, particularly at the preliminary stages of matters, and assumptions by the Company as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Company must exercise judgment and make estimates.

The matters for which the Company determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which an estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Company believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Company's potential maximum loss exposure for those matters.

The Company may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Company believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Company may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

The actions against the Company as of December 31, 2015 include, but are not limited to, the following (listed in alphabetical order):

Amegy Bank v. DB Alex. Brown

On March 18, 2014, a civil judgment was entered in the Middle District of Florida against the Company, and in favor of Amegy Bank (Amegy). Amegy alleged that the Company converted Amegy's collateral when a DB private client, through the Company, sold securities the client had pledged to Amegy as collateral for a loan. On August 10, 2015, the 11th Circuit Court of Appeals affirmed the judgment. The Company filed a petition for re-hearing *en banc* on August 31, 2015. The Court denied the Company's petition on October 20, 2015. On November 13, 2015, the Company received a release from judgment after payment to Amegy. The payment to Amegy was not materially different than the amount reserved.

Auction Rate Securities

Deutsche Bank AG (the Bank) and the Company, including a division of the Company, have been named as defendants in twenty-three actions, including two putative class actions, asserting various claims under the federal securities laws and state common law arising out of the sale of auction rate securities (ARS). All of those actions have been resolved or dismissed with prejudice.

BMY/Charter Litigation

On December 8, 2014, the United States Department of Justice (DOJ) filed a civil complaint against, among others, the Company, the Bank, and the Parent (collectively referred to in this section as Deutsche Bank), alleging that Deutsche Bank owes more than $190 million in taxes, penalties, and interest relating to two transactions that occurred between March and May 2000. The DOJ's complaint arises out of Deutsche Bank's March 2000 acquisition of Charter Corp. (Charter) and its subsequent sale in May 2000 of Charter to an unrelated entity, BMY Statutory Trust (the Trust). Charter's primary asset, both at the time of purchase by Deutsche Bank and sale to the Trust, was appreciated Bristol-Myers Squibb Company (BMY) stock. When the BMY stock was sold by the Trust, the Trust offset its gain with a loss from an unrelated transaction. The Internal Revenue Service (IRS) subsequently disallowed the loss on audit exposing the BMY gain to taxation. The IRS assessed additional tax, penalties and interest against the Trust, which have not been paid. Relying on certain theories, including fraudulent conveyance, the DOJ is now seeking to recoup from Deutsche Bank the taxes, plus penalties and interest, owed by the Trust. On September 24, 2015, the court denied Deutsche Bank's motion to dismiss Discovery on plaintiff's claims is ongoing.

Corporate Securities Matters

The Company regularly acts in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and is from time to time named as defendant in litigation commenced by investors relating to those securities.

The Company, along with numerous other financial institutions, has been sued in the United States District Court for the Southern District of New York in various actions in its capacity as underwriter and sales agent for debt and equity securities issued by American International Group, Inc. (AIG) between 2006 and 2008. The complaint alleges, among other things, that the offering documents failed to reveal that AIG had substantial exposure to losses due to credit default swaps, that AIG's real estate assets were overvalued, and that AIG's financial statements did not conform to US GAAP. On March 20, 2015, the court approved a settlement, funded by AIG, and releasing the Company from all claims.

The Company, along with numerous other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Southern District of New York relating to alleged misstatements and omissions in the registration statement of General Motors Company (GM) in connection with GM's November 18, 2010 initial public offering (IPO). The Company acted as an underwriter for the offering. On September 4, 2014, the court dismissed all of the plaintiffs' claims with prejudice. The court also denied plaintiffs' request for leave to further amend the complaint. On May 28, 2015, the Second Circuit affirmed the dismissal, and on July 9, 2015 the Second Circuit denied *en banc* review of plaintiffs' appeal. The time allowed for plaintiffs to further appeal has expired. The underwriters, including the Company, received a customary indemnification agreement from GM as issuer in connection with the offerings.

The Company, along with numerous other financial institutions, was named as a defendant in two putative class action lawsuits that were filed in the United States District Court for the Southern District of New York relating to alleged misstatements and omissions in the securities filings of Vivint Solar Inc. (Vivint) in connection with Vivint's October 1, 2014 IPO, which actions were subsequently consolidated. The Company acted as one of several underwriters for the IPO. On May 6, 2015, defendants moved to dismiss the Second Consolidated Amended Complaint. On December 10, 2015, the court granted defendants' motion to dismiss, with prejudice. On January 5, 2016, the lead plaintiff filed a notice of appeal. The underwriters, including the Company, received a customary indemnification agreement from Vivint as issuer in connection with the IPO.

The Company, along with numerous other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Southern District of California relating to alleged misstatements and omissions in the securities filings of SeaWorld Entertainment, Inc. (SeaWorld) in connection with SeaWorld's April 19, 2013 IPO and two secondary offerings, which occurred on or about December 12, 2013 and April 3, 2014 (collectively, SPOs). The Company acted as one of several underwriters for the SPOs. On May 29, 2015, defendants moved to dismiss the Amended Consolidated Class Action Complaint. On July 31, 2015, plaintiffs filed their opposition to defendants' motions. On September 18, 2015, defendants filed their reply in further support of their motions. The court took the motions under submission without oral argument. Under the Private Securities Litigation Reform Act, discovery is stayed pending the court's resolution of the motions to dismiss. The underwriters, including the Company, received a customary indemnification agreement from SeaWorld as issuer in connection with the SPOs.

The Company, along with certain other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Central District of California relating to alleged misstatements and omissions in the securities filings of 500.com Limited (500.com) in connection with 500.com's November 22, 2013 initial IPO. Also named in the suit were 500.com and certain of its officials. The Company acted as one of several underwriters for the IPO.

On September 15, 2015, plaintiffs filed an Amended Class Action Complaint. On November 16, 2015, defendants moved to dismiss the Amended Class Action Complaint. Plaintiff filed his opposition to defendants' motions on December 31, 2015. On January 20, 2016, plaintiff indicated in a court filing that he intended to voluntarily dismiss the underwriter defendants from the putative class action, with prejudice. On January 22, 2016, the parties filed a Stipulation for Voluntary Dismissal with Prejudice of All Claims Against the Underwriter Defendants Pursuant to FRCP 41(a)(1)(A)(II) The underwriters, including the Company, received a customary indemnification agreement from 500.com as issuer in connection with the IPO.

The Company, along with numerous other financial institutions, was named as a defendant in three putative class action lawsuits brought by purchasers of American Realty Capital Properties, Inc. (ARCP) securities alleging violations of the federal securities laws with respect to, among other things, ARCP's May 21, 2014 issuance and sale of 138,000,000 shares of common stock (Secondary Offering). The Company acted as one of several underwriters of the ARCP Secondary Offering. The three lawsuits naming the Company and other financial institutions as defendants were consolidated with each other and with other lawsuits that had been filed against ARCP and other defendants, and a consolidated amended complaint was filed on April 17, 2015. On October 27, 2015, the court dismissed all of the plaintiffs' claims against the underwriters without prejudice, and instructed the plaintiffs to file a new or amended complaint by December 11, 2015. On December 11, 2015, plaintiffs filed a Second Amended Class Action Complaint. Defendants intend to move to dismiss the Second Amended Complaint. Under the Private Securities Litigation Reform Act, discovery is stayed pending the court's resolution of any motions to dismiss. The underwriters, including the Company, received customary indemnification agreements in connection with the Secondary Offering.

Credit Default Swaps (CDS) Information Market

On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the SO) against the Bank, including the Company, Markit Group Limited (Markit), ISDA, and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the EEA Agreement). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, the Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. The Bank, along with certain affiliates, including the Company, filed a response contesting the EC's preliminary conclusions in January 2014. The Bank and other SO addressees presented orally the key elements of their responses at an oral hearing in May 2014. On December 4, 2015, the EC announced the closure without action of its investigation of Deutsche Bank and the twelve other banks (but not Markit or ISDA).

In addition, a multi-district civil class action was filed in the United States District Court for the Southern District of New York against the Bank, including the Company, and numerous other CDS dealer banks, as well as Markit and ISDA. Plaintiffs filed a second consolidated amended class action complaint on April 11, 2014 alleging that the banks conspired with Markit and ISDA to prevent the establishment of exchange traded CDS, with the effect of raising prices for over-the-counter CDS transactions. Plaintiffs represent a class of individuals and entities located in the United States or abroad who, during a period from January 1, 2008 through December 31, 2013, directly purchased CDS from or directly sold CDS to the dealer defendants in the United States. On September 30, 2015, Deutsche Bank executed a settlement agreement to resolve the matter for $120 million, which is subject to court approval.

Dole Food Company Matter

The Company and an affiliate of the Company were named as co-defendants in a class action pending in Delaware Court of Chancery that was brought by former stockholders of Dole Food Company, Inc. (Dole). Plaintiffs alleged that defendant David H. Murdock and certain members of Dole's board and management (who are also named as defendants) breached their fiduciary duties, and the Company and its affiliate aided and abetted in those breaches, in connection with Mr. Murdock's privatization of Dole, which closed on November 1, 2013 (the Transaction). Trial in this matter concluded on March 9, 2015. On August 27, 2015, the court issued its post-trial decision, which found that (i) the Company and its affiliate were not liable for aiding and abetting breaches of fiduciary duties and (ii) Mr. Murdock and Dole's former President, Michael Carter, breached their fiduciary duties to Dole's stockholders, holding them responsible for damages of approximately $148 million, prior to the application of interest.

On December 7, 2015, Mr. Murdock and the plaintiffs filed with the court a stipulation of settlement, pursuant to which, among other things, (i) Mr. Murdock agreed to make a payment of damages to Dole's stockholders consistent with the court's decision and (ii) the defendants in the litigation will receive a release from liability with respect to the Transaction, including the Company. In filings dated January 25 and 27, 2016, three purported Dole stockholders objected to the settlement, although two of the three subsequently withdrew their objections. The remaining objector asserted that stockholders who sold their Dole shares after the announcement of the Transaction on June 10, 2013 but prior to the closing of the Transaction on November 1, 2013 should be considered part of the class for purposes of distributing the settlement proceeds. A fairness hearing took place on February 10, 2016 to determine whether the Court would approve the stipulation of settlement. At the hearing on February 10, the Court approved the settlement and entered a final order terminating the litigation.

Green Mountain (Stiller and Davis)

The Company has been named in a FINRA arbitration complaint filed by Robert Stiller, former CEO, President and Chairman of Green Mountain Coffee Roasters (GMCR) alleging that GMCR stock was wrongfully liquidated from his Margin Accounts. Stiller makes several claims including breach of contract and duty of good faith and seeks monetary damages of no less than $300 million. On January 14, 2016, the Company settled the Stiller arbitration for $7,250,000. The Company has also been named in a similar FINRA arbitration complaint filed by William Davis, former member of the Board of Directors of GMCR. Davis also alleges that GMCR stock was wrongfully liquidated from his Margin Accounts, asserts similar claims and seeks monetary damages of no less than $38 million.

Glanmore Property Fund

The Company has been named as a respondent in 12 arbitrations filed by investors in the Glanmore Property Fund (Glanmore), a managed fund that invests in high-yield U.K. commercial real estate, alleging that the Company misrepresented the nature and risks of Glanmore when shares were sold, and further failed to conduct adequate due diligence concerning the valuation of the fund's portfolio. The Company acquired Glanmore's fund manager in 2006. Twelve of the arbitrations are pending, seeking approximately $59 million in total, and two of the arbitrations have been resolved.

High Frequency Trading

The Company has received requests for information from certain regulatory authorities related to high frequency trading and the operation of the Bank's alternative trading system (ATS or Dark Pool), SuperX. The Company is cooperating with these requests. The Bank was initially named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading, but in their consolidated amended complaint filed September 2, 2014, the plaintiffs did not include the Bank as a defendant.

Interbank Offered Rates

On May 20, 2013, plaintiff Salix Capital US Inc. (Salix), on their own behalf and as assignee of the Frontpoint Funds, filed a complaint alleging that the Bank and the Company, along with various other financial institutions, conspired to manipulate LIBOR for the period from August 2007 to May 2010. On October 6, 2014, Salix filed its Second Amended Complaint and plaintiffs Principal Funds, Inc., Principal Variable Contracts Funds, Inc., Principal Financial Group, Inc., Principal Financial Services, Inc. and Principal Life Insurance Company filed Amended Complaints asserting similar allegations against the Bank, and adding the Company as a defendant. On August 4, 2015, the Company was dismissed as a defendant in these actions. On December 15, 2015 plaintiffs Principal Financial Group, Inc., Principal Financial Services, Inc., and Principal Life Insurance Company, as

well as plaintiffs Principal Funds, Inc., PFI Bond & Mortgage Securities Fund, PFI Bond Market Index Fund, PFI Core Plus Bond I Fund, PFI Diversified Real Asset Fund, PFI Equity Income Fund, PFI Global Diversified Income Fund, PFI Government & High Quality Bond Fund, PFI High Yield Fund, PFI High Yield Fund I, PFI Income Fund, PFI Inflation Protection Fund, PFI Short-Term Income Fund, PFI Money Market Fund, PFI Preferred Securities Fund, Principal Variable Contracts Funds, Inc., PVC Asset Allocation Account, PVC Money Market Account, PVC Balanced Account, PVC Bond & Mortgage Securities Account, PVC Equity Income Account, PVC Government & High Quality Bond Account, PVC Income Account, and PVC Short-Term Income Account filed two new complaints in the District Court for the Southern District of New York alleging that the Bank and the Company conspired to manipulate LIBOR for the period from August 2007 to May 2010. These actions are currently subject to the court's stay for newly filed cases.

On April 23, 2015, Deutsche Bank AG entered into separate settlements with the DOJ, the U.S. CFTC, the U.K. Financial Conduct Authority, and the New York State Department of Financial Services to resolve investigations into misconduct concerning the setting of certain interbank offered rates. The Company is not a named party to the settlements, however, the settlements may have an impact on the Bank's ability to defend against the litigations.

The exchange-based class action is the lead action in the USD LIBOR multi-district litigation in the Southern District of New York brought by plaintiffs who allegedly traded exchange-listed Eurodollar futures and options and claim that defendants coordinated to make artificial USD LIBOR submissions. On July 31, 2015, defendants filed a letter with the court responding to plaintiffs' letter requesting leave to file a proposed third amended complaint, which would add the Company as a defendant in this action, among other changes. In December 2015, several defendants, including Deutsche Bank, opposed the proposed amendments. On October 29, 2015, the court denied a request by the exchange-based plaintiffs for leave to file a motion to reconsider aspects of its earlier opinions, and denied their request for certification of an interlocutory appeal. On November 3, 2015, the court issued an opinion regarding defendants' motion to dismiss exchange-based plaintiffs' claims for lack of jurisdiction, but ordered the parties to confer in the first instance to discuss which claims are within the court's jurisdiction. This ruling does not bear on exchange-based plaintiffs' proposed amended complaint. Discovery is ongoing.

Life Settlements Investigation

Certain regulatory and law enforcement authorities are investigating the Company's historical life settlements business. Issues being examined include investments in life insurance assets during the 2005 to 2008 period. Relatedly, the Company has been conducting its own internal review of its historical life settlement business. The Company is cooperating with the investigating authorities.

(Continued)

MF Global Litigations

The Company, along with numerous other securities firms and individuals, has been named as an underwriter defendant in a consolidated class action lawsuit pending in the United States District Court for the Southern District of New York relating to certain debt and equity securities issued by MF Global Holdings Ltd. The lawsuit alleges material misstatements and omissions in a registration statement and prospectuses.

On November 25, 2014, the Company and certain other settling underwriter defendants executed a Stipulation and Agreement of Settlement and Dismissal with the lead plaintiffs in the Class Action (the Class Action Settlement). On December 12, 2014, the court preliminarily approved the Class Action Settlement and scheduled a final approval hearing for June 26, 2015. Following a hearing on that date, the Court entered a judgment granting final approval to the Class Action Settlement.

On November 25, 2014, the Company also executed a Settlement Agreement and General Release in AG Oncon, et al. v. Corzine et al. (the AG Oncon Action). The AG Oncon Action, which was consolidated with the Class Action for pretrial purposes, was an individual action that asserted claims against the Company that were substantially similar to those asserted in the Class Action. On January 5, 2015, in accordance with the Settlement Agreement and General Release in the AG Oncon Action, the court entered a judgment dismissing with prejudice all claims against the Company and certain other settling underwriter defendants.

Mortgage-Related and Asset Backed Securities Matters and Investigation

Regulatory and Governmental Matters. The Company, along with certain affiliates (collectively referred to in these paragraphs as "Deutsche Bank"), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank was named as a defendant in a civil action brought by the Commonwealth of Virginia asserting claims for fraud and breach of the Virginia Fraud Against Taxpayers Act as a result of purchases by the Virginia Retirement System (VRS) of RMBS issued or underwritten by Deutsche Bank. This matter was settled in the fourth quarter of 2015. The payment made by Deutsche Bank was not materially different than the amount reserved. The terms of the settlement are confidential.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous other civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, include putative class action suits and actions by individual purchasers of securities. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued.

Deutsche Bank was a defendant in putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. On September 8, 2014, Deutsche Bank, certain other financial institution defendants and lead plaintiffs executed a stipulation to settle the action. On September 30, 2014, the court issued an order certifying the class for settlement and approving notice to the class. On February 23, 2015, the court issued an order approving the settlement and dismissing the action. Under the settlement, all settling defendants paid a total of $340 million. Deutsche Bank's portion of the settlement is not material to it. On March 25, 2015, Pacific Investment Management Company, LLC (PIMCO) filed a notice of appeal of the court's February 23, 2015 order, but withdrew the appeal on June 11, 2015.

Deutsche Bank is a defendant in a putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. On February 5, 2015, the court issued an order vacating its prior decision that had dismissed five of six RMBS offerings from the case. The court ordered the plaintiffs to amend the operative complaint to include the previously dismissed offerings. On March 9, 2015, the lead plaintiff filed its third amended complaint pursuant to the court's February 5, 2015 order. Discovery in the action is ongoing.

Deutsche Bank currently is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS and CDOs, and their affiliates, including: (1) Aozora Bank, Ltd. (alleging $61 million in damages attributable to Deutsche Bank); (2) the Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (in one of two separate actions, alleging no less than $189 million in damages in the aggregate against all defendants), (b) Franklin Bank S.S.B. and Guaranty Bank (alleging no less than $901 million in damages in the aggregate against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (in one of two separate actions, alleging no less than $66 million in damages in the aggregate against all defendants); (3) the Federal Home Loan Bank of San Francisco (FHLB SF); (4) Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by former WestLB AG); and (5) Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank) Unless otherwise indicated, the complaints in these matters did not specify the damages sought.

(Continued)

On January 14, 2015, the court granted Deutsche Bank's motion to dismiss the action brought against it by Aozora Bank, Ltd. (Aozora) relating to a collateralized debt obligation identified as Blue Edge ABS CDO, Ltd. On March 31, 2015, the court denied Aozora's motion to reargue, or, in the alternative, to file an amended complaint. On April 29, 2015, Aozora filed a notice of appeal and the appeal commenced on October 5, 2015. The appeal is pending.

In 2012, the FDIC, as receiver for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank, commenced several actions in different federal courts asserting claims under Sections 11 and 12(a)(2) of the 1933 Securities Act, as well as Article 581-33 of the Texas Securities Act, against several underwriters, including Deutsche Bank. Each of these actions has been dismissed as time-barred. The FDIC has appealed these rulings to the Second, Fifth and Ninth Circuits Courts of Appeal. The appeals in the Second and Ninth Circuits Courts of Appeal are pending. On August 10, 2015, the Court of Appeals for the Fifth Circuit reversed the district court's dismissal of the FDIC's claims as time-barred. On August 24, 2015, Deutsche Bank and the other defendants filed a petition for rehearing *en banc* in that action. On September 11, 2015, the Court of Appeals for the Fifth Circuit denied that petition. On December 10, 2015, Deutsche Bank and other defendants filed a petition for a writ of *certiorari* to the United States Supreme Court challenging the Court of Appeals for the Fifth Circuit's reversal of the district court's dismissal of the case.

On January 22, 2015, pursuant to a confidential settlement agreement with Deutsche Bank, the FHLB SF dismissed with prejudice claims that it had filed against Deutsche Bank relating to seven RMBS offerings. On January 26, 2015, pursuant to a confidential agreement between FHLB SF and Countrywide, FHLB SF entered an order dismissing with prejudice claims brought against Deutsche Bank by FHLB SF relating to 15 offerings issued by entities affiliated with Countrywide. Deutsche Bank's understanding is that the dismissal with respect to these 15 offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in the case with respect to one RMBS offering and two offerings described as re-securitizations of RMBS certificates. No specific damages are alleged in the complaint. The case is in discovery.

On December 19, 2014, a stipulation was filed dismissing with prejudice claims brought against Deutsche Bank by Mass Mutual Life Insurance Company (Mass Mutual) relating to offerings issued by entities affiliated with Countrywide Financial Corporation (Countrywide). Deutsche Bank's understanding is that the dismissal with respect to these offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank was a defendant in separate litigation brought by Mass Mutual relating to certificates not issued by entities affiliated with Countrywide. On July 22, 2015, Deutsche Bank and Mass Mutual entered into a settlement agreement

to resolve all pending claims against Deutsche Bank. On August 11, 2015, Deutsche Bank paid the settlement amount and on August 15, 2015, the court dismissed the actions. The payment made by Deutsche Bank was not materially different than the amount reserved. The terms of the settlement are confidential.

On April 20, 2011, the Federal Home Loan Bank of Boston filed a complaint against dozens of entities, including Deutsche Bank, alleging a variety of claims under the Massachusetts Uniform Securities Act and various other Massachusetts statutory and common laws. The complaint did not specify the amount of damages sought. On October 16, 2015, the parties signed a settlement agreement to resolve the matter. On October 27, 2015, the Federal Home Loan Bank of Boston filed a stipulation of voluntary dismissal with prejudice. The payment made by Deutsche Bank was not materially different than the amount reserved. The financial terms of the settlement are confidential.

On September 22, 2015, Deutsche Bank and the Federal Home Loan Bank of Des Moines, as successor to the Federal Home Loan Bank of Seattle, executed a settlement agreement resolving all claims related to the single bond at issue. On October 12, 2015, the court entered the parties' stipulation dismissing the matter. The payment made by Deutsche Bank was not materially different than the amount reserved. The terms of the settlement are confidential.

On June 17, 2015, the court granted defendants' motion to dismiss the RMBS-related claims brought by Commerzbank AG against Deutsche Bank and several other financial institutions. Commerzbank AG filed a notice to appeal on July 24, 2015, but withdrew that appeal on August 17, 2015.

Deutsche Bank was named as a defendant in a lawsuit filed by Sealink Funding Ltd. ("Sealink"), an entity established as part of the bailout of Sachsen Landesbank to function as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries. In the third and fourth quarters of 2015, Sealink unsuccessfully appealed an order dismissing its claims against Morgan Stanley in another similar action for lack of standing. In denying Sealink's appeal, the appellate court found that the sales and purchase agreements through which Sealink acquired the at-issue securities did not validly transfer tort claims. The appellate court's decision was dispositive of Sealink's claims against Deutsche Bank, as Sealink acquired the at-issue securities in the Deutsche Bank action through the same sales and purchase agreements involved in the Morgan Stanley case. On December 21, 2015, Sealink voluntarily dismissed its claims with prejudice.

Deutsche Bank was a defendant in a civil action brought by Texas County & District Retirement System (TCDRS) alleging fraud and other common law claims in connection with TCDRS' purchase of four RMBS bonds underwritten by Deutsche Bank. On November 18, 2015, Deutsche Bank and TCDRS reached an agreement to settle the latter's claims against Deutsche Bank. On December 3,

2015, the district court entered an order dismissing the action with prejudice. The payment made by Deutsche Bank was not materially different than the amount reserved. The terms of the settlement are confidential.

Deutsche Bank was named as a defendant in a civil action brought by the Charles Schwab Corporation (Schwab) seeking rescission of its purchase of a single Countrywide-issued RMBS certificate. In the fourth quarter of 2015, Bank of America, which indemnified Deutsche Bank in the case, reached an agreement to settle the action with respect to the single certificate at issue for Deutsche Bank. On January 25, 2016, the Charles Schwab Corporation filed a request for dismissal with prejudice as to the Company.

Deutsche Bank was named as a defendant in a FINRA arbitration brought by the Knights of Columbus (Knights) alleging fraud, negligence, violation of state securities law, and violations of industry rules and practice in connection with six third-party offerings underwritten by Deutsche Bank. On February 22, 2016, Deutsche Bank and the Knights executed an agreement to settle the matter. The payment made by Deutsche Bank was not materially different than the amount reserved. The financial terms of the settlement are confidential.

In the actions against Deutsche Bank solely as an underwriter of other issuers' RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now, or may in the future be, in bankruptcy or otherwise defunct.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities.

Precious Metals Investigations and Litigations

Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. Deutsche Bank is cooperating with these investigations and engaging with relevant authorities, as appropriate. Relatedly, Deutsche Bank has been conducting its own internal review of Deutsche Bank's historic participation in the precious metals benchmarks and other aspects of its precious metals trading and precious metals business.

Deutsche Bank is also named as a defendant in several putative class action complaints, which have been consolidated in two lawsuits pending in the U. S. District Court for the Southern District of New York. The U.S. suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act, and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes, but do not specify the damages sought. The U.S. class action complaints are in the early stages. Deutsche Bank has filed motions to dismiss the U.S. complaints, which are still pending. In addition, Deutsche Bank has been named as a defendant in a Canadian class action proceeding in the Ontario Superior Court of Justice concerning gold. The Ontario statement of claim was issued on January 15, 2016, and plaintiffs seek damages for alleged violations of the Canadian Competition Act as well as other causes of action.

Research Analyst Investigation

The Company has been responding to requests for information from the Securities and Exchange Commission concerning whether a former research analyst made statements inconsistent with his published research, in violation of applicable rules and regulations, and whether the Company's policies and procedures were adequate. On February 17, 2016, the Securities and Exchange Commission announced a settlement with the former research analyst based on a violation of Rule 501 of Regulation AC of the Exchange Act. The Company is fully cooperating with the investigation.

STS Partners Fund, LP and Burgess Creek Master Fund Ltd.

On October 22, 2014, plaintiffs STS Partners Fund, LP and Burgess Creek Master Fund Ltd. commenced an action in New York State Supreme Court against the Company and another affiliate of the Bank, as well as Wells Fargo Bank, N.A. (Wells Fargo), seeking $15 million of alleged damages plus punitive damages and costs and fees in connection with the termination of a re-securitization of RMBS. Plaintiffs allege that defendants improperly terminated the re-securitization and that plaintiffs, who owned certain interest-only certificates in the re-securitization, were injured as a consequence.

The Company filed a motion to dismiss the complaint on January 16, 2015 and oral argument was heard on July 27, 2015. On November 19, 2015, plaintiffs sought leave to supplement the complaint to add allegations related to a separate resecuritization of RMBS, seeking an additional $10 million of alleged damages plus punitive damages and costs and fees in connection with this resecuritization. The parties subsequently stipulated to the supplement. The parties further stipulated to submit short letter briefs on an expedited basis to supplement the prior motion to dismiss briefing to address the amended claims. The Company submitted a supplemental letter brief on February 12, 2016. Plaintiffs' opposition letter was submitted on February 19, 2016 and the Company's reply letter was submitted on February 23, 2016. Discovery is currently stayed pending a decision on the motion to dismiss.

(Continued)

Tax-Related Litigation

The Bank, along with certain affiliates, including the Company, and current and/or former employees (collectively referred to in this section as Deutsche Bank), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the IRS has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the IRS. The legal proceedings are pending in state and federal courts, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Numerous legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. A number of other legal proceedings have been filed and remain pending against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received and resolved a number of unfiled claims as well.

Trust Preferred Securities

The Bank and certain of its affiliates and officers, including the Company, were the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by the Bank and its affiliates between October 2006 and May 2008. The court dismissed the plaintiffs' consolidated amended complaint with prejudice, which was affirmed by the United States Court of Appeals for the Second Circuit. On July 30, 2014, the plaintiffs filed a petition for rehearing and rehearing *en banc* with the Second Circuit. On October 16, 2014, the Second Circuit denied the petition. In February 2015, the plaintiffs filed a petition for a writ of certiorari seeking review by the United States Supreme Court. On June 8, 2015, the Supreme Court granted plaintiffs' petition, vacated the judgment, and remanded the case to the Second Circuit for further consideration in light of its recent decision in *Omnicare, Inc.* v. *Laborers District Council Construction Industry Pension Fund.* On July 21, 2015, the Second Circuit vacated the district court's judgment and remanded the case to the district court for further consideration in light of the *Omnicare* decision. On December 14, 2015, defendants moved to dismiss the third consolidated amended complaint. The motion remains pending.

(Continued)

US Treasury Securities Investigations and Litigations

The Company has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank is cooperating with these investigations.

The Company has been named as a defendant in several putative class action complaints filed in the United States District Courts for the Southern District of New York, the Northern District of Illinois, the Southern District of Alabama, and the District of the Virgin Islands alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. The Judicial Panel on Multidistrict Litigation has centralized these cases in the Southern District of New York.

(12) Obligations under Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a covered party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under ASC Topic 460 (*Guarantees*). Such derivative contracts include certain written options, contingent forward contracts and credit default swaps. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company also provides guarantees to securities and derivatives clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the consolidated statement of financial condition as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

The Company utilizes Pershing LLC (Pershing), an unaffiliated broker-dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Company's retail brokerage customers, within its Private Client Services (PCS) business, on a fully disclosed basis. The Company is responsible for the initial and any subsequent margin requirement for any transaction in the event a customer of the Company were to fail to fulfill its obligation to Pershing. The Company is secured by assets in the customer's account. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions. In December 2015, the Bank entered into a definitive asset purchase agreement with Raymond James Financial, Inc. to sell a portion of the US PCS unit of Deutsche Asset & Wealth Management. The transaction is expected to close in the third quarter of 2016. In accordance with ASC Subtopic 360-10, *"Impairment or Disposal of Long-Lived Assets"*, estimated assets of $2.9 million and liabilities of $40.1 million, have been reclassified as held for sale and are reflected in other assets and other liabilities, respectively, in the consolidated statement of financial condition.

The table below summarizes certain information regarding the Company's credit default swap derivative contracts that meet the definition of a guarantee as of December 31, 2015 (in millions):

Type of guarantee		Maximum potential payout/ notional years to maturity: Less than 1	1 – 5	Over 5	Total	Amount of asset/ (liability)	Collateral/ recourse
Notional amount of derivative contracts	$	171	1,380	12,692	14,243	(1,612)	—
Financial guarantees issued		—	1,409	—	1,409	—	—

(13) Employee Benefit and Compensation Plans

(a) *Defined Benefit Pension Plan*

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base salary plus bonus amounts up to 75% of base salary up to limits established by the Internal Revenue Service (IRS). Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30 year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) *Defined Contribution Plan – Matched Savings Plan*

The Company participates, together with other affiliates of DBAH in a tax qualified 401(k) plan. Employees are allowed to contribute up to 40% of their eligible compensation on a before-tax and/or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. In addition, participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(c) *Share-Based Compensation*

The Company participates in the Deutsche Bank Equity Plan and the Global Share Purchase Plan, where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates. The vesting period of the awards is generally from six months to four and a half years.

The Bank adopted guidance in accordance with ASC Topic 718 effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC Topic 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date.

The Bank enters into call options, indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards for year ended December 31, 2015, the Company was allocated a loss of approximately $14.1 million related to its portion of the overall net loss realized by the Bank that was attributable to share-based awards granted to the Company's employees. These amounts have been reflected as an adjustment to the Company's paid-in capital in excess of par value.

(d) *Cash Retention Plan*

The Company participates in the DB Restricted Incentive Plan, a cash retention plan of the Bank, under which Restrictive Incentive Awards (RIA) are granted as deferred cash compensation. The RIA consists of four tranches each amounting to one quarter of the grant volume. It is subject to a four-year pro-rata vesting period during which time specific forfeiture conditions apply. In line with regulatory requirements this plan includes performance-indexed clawback rules. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

(14) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2015 were as follows (in millions):

Deferred tax assets:		
Deferred book gain	$	395
Deferred compensation		383
Depreciation		113
Litigation and other reserves		86
State and local tax net operating losses		34
Investment in securities		34
Pension and post retirement benefits		18
Nondeductible interest expense		11
Other		10
Charitable contribution carryforward		1
Gross deferred tax assets		1,085
Valuation allowance		(8)
Deferred tax assets, net of valuation allowance		1,077
Deferred tax liabilities:		
Accrued rental expense		(221)
Gross deferred tax liabilities		(221)
Net deferred tax assets before settlement		856
Settlement		(857)
Net deferred tax liabilities after settlement	$	(1)

During 2013, the Company executed an addendum to the tax sharing agreement whereby it would either be reimbursed for its temporary differences or pay for the reversals of the paid temporary differences to an affiliate of DBNY. As of December 31, 2014, the cumulative reimbursement for the temporary differences was $882.3 million. During 2015, the Company made a payment of $97.2 million for its federal temporary differences and was reimbursed $71.7 million for its state temporary differences. Therefore, the cumulative reimbursement for the temporary differences as of December 31, 2015 is $856.8 million.

The state and local tax net operating losses are primarily related to New York State and New York City. At December 31, 2015, the Company has New York State and New York City net operating loss carryforwards of $278.4 million and $305.7 million, respectively, that will expire in 2034.

The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets, if any. The realization of the Company' net deferred tax assets are also impacted by the Bank's various strategic initiatives.

The Company applies ASC Topic 740 as it applies to accounting for uncertainty in income taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2015	$	44
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		29
Reductions for tax positions of prior years		(6)
Settlements		(11)
Balance at December 31, 2015	$	56

The effect of the unrecognized tax benefits of $36.5 million, net of federal tax benefit, if recognized, would impact the effective tax rate of the Company.

The Company or its subsidiaries remain subject to income tax examinations in certain U.S. state and local jurisdictions for years after 2007 and the U.S. federal jurisdiction for years after 2011.

Pursuant to ASC Topic 718, excess tax benefits are recognized as additional paid-in capital in the period the benefit is realized. The write-off of a deferred tax asset related to a tax deficiency is first offset against any existing additional paid-in capital that resulted from previously realized excess tax benefits from previous awards accounted for in accordance with ASC Topic 718. During 2015, a tax shortfall of $2.8 million occurred, which was a result of the tax deduction being less than the cumulative book compensation cost. This is reflected as a decrease in stockholder's equity and the Company's pool of tax benefits (APIC pool).

Tax refunds receivable due from New York State at December 31, 2015 are $53.5 million. Tax refunds receivable due from New York City at December 31, 2015 are $91.6 million. Tax refunds receivable due from other state tax authorities at December 31, 2015 is $7.5 million. Tax receivable due from Deutsche Bank New York Branch affiliates at December 31, 2015 is $331.1 million. This amount is comprised of Federal receivable of $321.6 million, New York State receivable of $4.6 million, New York City receivable of $5.5 million and other states payable of $0.6 million.

(15) Subordinated Liabilities

The Company has a subordinated loan agreement with its Parent under which it borrowed $6.7 billion. This subordination agreement, which has a maturity date of September 25, 2017, has been approved by FINRA

and qualifies as regulatory capital for the purpose of computing net capital under SEC Rule 15c3-1. To the extent that the outstanding subordinated liability is required for the Company's continued compliance with its net capital requirements, the subordinated liability may not be repaid.

The subordinated loan agreement requires the payment of interest at floating rates based on the London Interbank Offered Rate plus 85 basis points. At December 31, 2015, the interest rate on this facility was 1.39%. The Company must obtain the approval of FINRA prior to any additional subordinated borrowings or repayments.

(16) Regulatory Requirements

SEC Uniform Net Capital Rule

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million, 2% of aggregate debit balances arising from customer securities transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2015, the Company had net capital of $11.1 billion, which was 42.95% of aggregate debit balances, and $10.5 billion in excess of required minimum net capital.

SEC Customer Protection Rule

The Company is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2015, the Company had $4.1 million of cash and $4.2 billion of U.S. Government securities segregated in a special reserve bank account.

As a clearing broker and in accordance with SEC Rule 15c3-3, the Company computed a reserve requirement for the proprietary accounts of broker-dealers (PAB). As of December 31, 2015, the Company had $3.0 million of U.S. Government securities segregated in a special reserve bank account for such requirement.

Commodity Exchange Act (CEA) - Regulated Commodities and Cleared OTC Derivatives

The Company, in accordance with the CEA, is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities and cleared OTC derivatives.

As of December 31, 2015, for customers trading on U.S. commodity exchanges, pursuant to Section 4d(2) of the CEA, segregated funds exceeded such requirement by $280.0 million.

(Continued)

As of December 31, 2015, for customers trading on commodity exchanges located outside of the U.S., pursuant to Regulation 30.7 of the CFTC, the Company held funds in separate accounts that exceeded such requirement by $193.2 million.

Also, as of December 31, 2015, for customers transacting cleared swaps, pursuant to Section 4d(f) of the CEA, segregated funds exceeded such requirement by $279.6 million.

(17) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2015 that would require recognition or disclosure in these financial statements through February 26, 2016, which is the date these financial statements were available to be issued. No such transactions required recognition or disclosure in the financial statements for the year ended December 31, 2015.